Filed Pursuant to Rule 424(b)(5)
Registration No. 333-159037

Prospectus Supplement to Prospectus dated June 2, 2009.

2,641,060 Shares

Evercore Partners Inc.

Class A Common Stock

This is an offering of 2,641,060 shares of Class A common stock of Evercore Partners Inc. We are offering 2,569,075 of the shares in this offering and the selling stockholders named in this prospectus supplement are offering 71,985 of the shares in this offering. We intend to use all of our proceeds, before expenses, from this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares, to purchase from certain holders, including members of our senior management, a number of outstanding Evercore LP partnership units that is equal to the number of newly-issued shares of Class A common stock that we sell in this offering. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “EVR”. On September 15, 2010, the last reported sale price of the Class A common stock on the New York Stock Exchange was $27.75 per share.

Investing in our Class A common stock involves risks. You should carefully consider the risks described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our subsequently filed Quarterly Reports on Form 10-Q (which are incorporated by reference in the accompanying prospectus), as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to invest in our Class A common stock.

Neither the Securities and Exchange Commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$27.500	$72,629,150.00
Underwriting discount	$1.375	$3,631,457.49
Proceeds, before expenses, to Evercore Partners Inc.	$26.125	$67,117,084.38
Proceeds, before expenses, to the selling stockholders	$26.125	$1,880,608.13

To the extent that the underwriters sell more than 2,641,060 shares of Class A common stock, the underwriters have the option to purchase up to an additional 396,159 shares from us and the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on September 21, 2010.

Goldman, Sachs & Co.	Evercore Partners

Joint Book-Running Managers

Barclays Capital
Keefe, Bruyette & Woods
Sandler O’Neill + Partners, L.P.
William Blair & Company

Prospectus Supplement dated September 15, 2010.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus that we authorize to be distributed to you. We have not authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement or the accompanying prospectus or in any related free writing prospectus that we authorize to be distributed to you is accurate as of any date other than the respective dates of those documents.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of Class A common stock, and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to the Class A common stock offered by this prospectus supplement and the accompanying prospectus. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information contained in this prospectus supplement differs or varies from the information contained in a document we have incorporated by reference, you should rely on the information in the more recent document.

In this prospectus supplement, references to “Evercore”, the “Company”, “we”, “us” and “our” refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. These references refer, prior to the formation transaction and IPO (collectively referred to as the “Reorganization”), to Evercore Holdings, which was comprised of certain combined and consolidated entities under the common ownership of the Evercore Senior Managing Directors. Unless the context otherwise requires, references to (1) “Evercore Partners Inc.” refer solely to Evercore Partners Inc., and not to any of its consolidated subsidiaries and (2) “Evercore LP” refer solely to Evercore LP, a Delaware limited partnership, and not to any of its consolidated subsidiaries. References to the “IPO” refer to our initial public offering on August 10, 2006 of 4,542,500 shares of our Class A common stock, including shares issued to the underwriters of the IPO pursuant to their election to exercise in full their option to purchase additional shares. For our Institutional Asset Management and Wealth Management businesses, assets under management is based on the fair value of client assets managed. For our Private Equity business, assets under management is based on the U.S. dollar value of invested or committed capital for our invested or active private equity funds, respectively. Our calculations of assets under management may differ from, and may not be comparable to, the calculations of other investment managers. In addition, our calculation of assets under management includes assets and invested or committed capital from Evercore and our personnel that may not be subject to fees or subject to reduced fees.

Unless indicated otherwise, the information included in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us and the selling stockholders.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. It does not contain all of the information that you should consider before investing in our Class A common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the factors described under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference in the accompanying prospectus, as well as the financial statements and other information incorporated by reference in the accompanying prospectus, before making an investment decision.

Evercore Partners

Overview

Evercore is one of the leading independent investment banking advisory firms in the world based on the dollar volume of announced worldwide merger and acquisition (“M&A”) transactions on which we have advised since 2000. When we use the term “independent investment banking advisory firm,” we mean an investment banking firm that directly or through its affiliates does not engage in commercial banking or proprietary trading activities. We were founded on the belief that there was an opportunity within the investment banking industry for a firm free of the potential conflicts of interest created within large, multi-product financial institutions. We also believed that the broad set of relationships of an independent advisory business would provide the foundation for a differentiated investment management platform. We believe maintaining standards of excellence and integrity in our core businesses demands a spirit of cooperation and hands-on participation more commonly found in smaller organizations. Since our inception, we have set out to build—in the employees we choose and in the projects we undertake—an organization dedicated to the highest caliber of professionalism and integrity.

We operate around the world from our offices in New York, San Francisco, Boston, Washington D.C., Los Angeles, Houston, London, Mexico City and Monterrey through two business segments:

•	Investment Banking; and

•	Investment Management.

Our Investment Banking segment includes our Advisory business through which we provide advice to clients on significant mergers, acquisitions, divestitures and other strategic corporate transactions, with a particular focus on advising prominent multinational corporations and substantial private equity firms on large, complex transactions. We also provide restructuring advice to companies in financial transition, as well as to creditors, shareholders and potential acquirers. In addition, we provide our clients with capital markets advice, underwrite securities offerings and raise funds for financial sponsors. Our Investment Banking segment also includes our Institutional Equities business through which we have recently begun to offer equity research and agency-only equity securities trading for institutional investors.

Our Investment Management segment includes our Institutional Asset Management business through which we manage financial assets for sophisticated institutional investors and provide independent fiduciary services to corporate employee benefit plans, our Wealth Management business through which we provide wealth management services for high net-worth individuals, and our Private Equity business through which we manage private equity funds. Each of these businesses is led by senior investment professionals with extensive experience in their respective fields.

Investment Banking

Our Investment Banking segment includes our Advisory and Institutional Equities businesses. At August 31, 2010, our Investment Banking segment had 48 Senior Managing Directors—34 in the United States, seven in Mexico and seven in Europe—and four Senior Advisors with expertise and client relationships in a wide variety of industry sectors.

In 2009, our Investment Banking segment generated $293.3 million, or 93%, of our revenues, excluding Other Revenue, net, and earned advisory fees from 162 clients. In the first six months of 2010, our Investment Banking segment generated $123.4 million, or 82%, of our revenues, excluding Other Revenue, net, and earned advisory fees from 105 clients.

Advisory

We provide confidential, strategic and tactical advice to both public and private companies, with a particular focus on large, multinational corporations. By virtue of their prominence, size and sophistication, many of our clients are more likely to require expertise relating to larger and more complex situations. We are advising or have advised on numerous noteworthy transactions, including:

• CenturyLink on its pending merger with Qwest Communications

•Burlington Northern Santa Fe on its sale to Berkshire Hathaway

• The Special Committee of the Board of Directors of Affiliated Computer Services, Inc. on its sale to Xerox

•MGM Mirage on its recapitalization

•The Special Committee of Time Warner Cable on its separation from Time Warner

• Tyco on its split-up

• E*TRADE Financial on its capital raise from Citadel

• Smiths Group on its sale of its Aerospace division to General Electric

•CVS on its acquisition of Caremark

•SBC on its acquisition of AT&T and on Cingular’s acquisition of AT&T Wireless

• IntercontinentalExchange on its acquisition of the New York Board of Trade

• Sanofi-Aventis on its offer for Genzyme and its joint venture in animal health with Merck

•General Motors on its restructuring, including the Delphi restructuring and various other matters

• Frontier Communications on its acquisition of access lines from Verizon

•LyondellBasell on its restructuring

•CIT on its restructuring

•Centennial Communications on its pending sale to AT&T

• Swiss Re on its investment from Berkshire Hathaway

• Electronic Data Systems on its sale to Hewlett-Packard

• AT&T on its acquisition of BellSouth

• Cendant on its split-up

• Credit Suisse on its sale of Winterthur to AXA

Our approach is to work as a trusted senior advisor to top corporate officers and boards of directors, helping them devise strategies for enhancing shareholder value. We believe this relationship-based approach to our Advisory business gives us a competitive advantage in serving a distinct need in the market today. Furthermore, we believe our Advisory business is differentiated from that of our competitors in the following respects:

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Objective Advice with a Long-Term Perspective.     We seek to recommend shareholder value enhancement strategies or other financial strategies that we would pursue ourselves were we acting in management’s capacity. This approach often includes advising our clients against pursuing transactions that we believe do not meet that standard.

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Transaction Excellence.     Since the beginning of 2000, we have advised on over $1 trillion of announced transactions, including acquisitions, sale processes, mergers of equals, special committee advisory assignments, recapitalizations and restructurings. We have provided significant advisory services on multiple transactions for AT&T (including its predecessor company, SBC), CVS, General Mills, General Motors and Swiss Re, among others.

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Senior Level Attention and Experience.     The Senior Managing Directors in our Advisory business participate in all facets of client interaction, from the initial evaluation phase to the final stage of executing our recommendations.

We advise clients in a number of different situations across many industries and geographies, each of which may require various services:

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Mergers and Acquisitions.     When we advise companies about the potential acquisition of another company or certain assets, our services include evaluating potential acquisition targets, providing valuation analyses, evaluating and proposing financial and strategic alternatives and rendering, if appropriate, fairness opinions. We also may advise as to the timing, structure, financing and pricing of a proposed acquisition and assist in negotiating and closing the acquisition.

•

Divestitures and Sale Transactions.     When we advise clients that are contemplating the sale of certain businesses, assets or their entire company, our services include evaluating and recommending financial and strategic alternatives with respect to a sale, advising on the appropriate sales process for the situation and valuation issues, assisting in preparing an offering memorandum or other appropriate sales materials and rendering, if appropriate, fairness opinions. We also identify and contact selected qualified acquirers and assist in negotiating and closing the sale.

•

Special Committee and Fairness Opinion Assignments.     We are well known for our independence, quality and thoroughness and devoting senior-level attention throughout the project lifecycle. We believe our objectivity, integrity and discretion allow us to provide an unbiased perspective.

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Restructuring.     We provide financial advice and investment banking services to companies in financial transition, as well as to creditors, shareholders and potential acquirers. Our services may include reviewing and analyzing the business, financial condition and prospects of the company or providing advice on strategic transactions, capital raising or restructurings. We also may provide advisory services to companies that have sought or are planning to seek protection under Chapter 11 of the U.S. Bankruptcy Code or other similar processes in non-U.S. jurisdictions.

•	Capital Markets. We serve as an independent and objective advisor to corporations and financial sponsors on a broad array of financing issues. We have developed an expertise in assisting clients with respect to the entire spectrum of capital structure decisions. In addition, we have authority to serve as an underwriter of securities and have participated in several offerings.

•

Private Funds.     In February 2010, we formed the Evercore Private Funds Group with the addition of key personnel and the acquisition of certain assets from Neuberger Berman. This group is headquartered in London with personnel in Europe and the United States and advises fund sponsors on all aspects of the fundraising process.

We strive to earn repeat business from our clients. However, we operate in a highly-competitive environment in which there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately negotiated and awarded. To develop new client relationships, and to develop new engagements from historical client relationships, we maintain an active dialogue with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained new clients each year through our business development initiatives, through recruiting additional senior professionals who bring with them client relationships and through referrals from directors, attorneys and other third parties with whom we have relationships.

Institutional Equities

In June 2010, we received the requisite regulatory approvals and commenced our U.S. Institutional Equities operations. This business provides equity research and distribution and agency-only equity securities trading for institutional investors.

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Equity Research.     Our research analysts perform research to help our clients understand the dynamics that drive the industries and companies they cover. We seek to differentiate ourselves through originality of perspective, depth of insight and ability to uncover industry trends. Our research analysts cover major industry developments, publish research on industry sectors, provide fundamental, company-specific coverage and identify and evaluate investment opportunities in publicly-traded companies.

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Institutional Sales and Trading.     Our institutional sales professionals provide equity securities sales and trading services to institutional investors and seek to develop strong relationships with the portfolio managers and traders they serve by developing expertise and working closely with our equity research professionals.

Investment Management

Our Investment Management segment includes our Institutional Asset Management business, in the United States through Evercore Asset Management L.L.C. (“EAM”), Evercore Trust Company, N.A. (“ETC”) and Atalanta Sosnoff Capital LLC, and in Mexico through Protego Casa de Bolsa (“PCB”); our Wealth Management business through Evercore Wealth Management (“EWM”) and Evercore Pan-Asset Capital Management (“Pan”); and our Private Equity business. Our Investment Management business principally manages and invests capital on behalf of third parties, including a broad range of institutional investors such as corporate and public pension funds, endowments, foundations, insurance companies, family offices and high net-worth individuals. As of August 31, 2010, our Investment Management business had four Senior Managing Directors, as well as a number of highly-experienced Portfolio and Client Relationship Managers.

In 2009, our Investment Management segment generated revenue of $21.9 million. In the first six months of 2010, our Investment Management segment generated revenue of $27.3 million. As of June 30, 2010, we had $15.2 billion of assets under management excluding any assets under management from our non-consolidated affiliates, of which $12.6 billion was attributable to Institutional Asset Management, $2.0 billion was attributable to EWM and $0.6 billion was attributable to Private Equity.

Institutional Asset Management

Within our Institutional Asset Management business, we have four businesses that provide institutional asset management services for third-party investors: ETC, which provides specialized investment management, independent fiduciary and trustee services, PCB, which primarily manages Mexican fixed income products and offers fiduciary and trust services, Atalanta Sosnoff Capital, which manages large-capitalization U.S. equity and balanced products, and EAM, which manages small- and mid-capitalization U.S. public equity investment products.

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Atalanta Sosnoff is a large-capitalization U.S. equity and balanced manager that manages assets for institutional, high net-worth and broker-advised clients. We acquired a controlling equity interest in Atalanta Sosnoff in May 2010 and consolidate its financial results in our consolidated financial statements.

•

ETC provides specialized investment management and independent fiduciary and trustee services to employee benefit plans of large corporations. In addition, ETC provides personal trustee, executor and custody services for clients of EWM.

•

EAM focuses on long-only investments in small- and mid-capitalization publicly-traded U.S. companies. The firm comprises a core team of professionals with long-standing working relationships and a deep commitment to fundamentally-oriented equity investing. EAM’s business development focuses on the institutional pension, endowment and foundation market.

•	PCB is an asset management business primarily focused on peso-denominated money market, fixed income and equity securities for institutional and high net-worth investors in Mexico.

Wealth Management

Our Wealth Management business provides services through EWM and Pan. EWM serves clients with more than $5 million in investable assets and offers services such as investment policy creation, asset allocation, customized investment management, manager selection, performance reporting and financial planning. Pan, a U.K.-based wealth management firm provides asset allocation advisory services and products to high net-worth individuals, charities and endowments.

Private Equity

Our Private Equity business manages value-oriented, middle-market private equity funds in both the United States and Mexico. While we do not intend to raise successor funds in the United States, on February 11, 2010, we announced the formation of a strategic alliance to pursue private equity investment opportunities with Trilantic Capital Partners and to collaborate on the future growth of Trilantic’s business. We own a minority economic interest in Trilantic and an interest in Trilantic’s current fund, Trilantic Global Fund IV, and have agreed to commit 2.5% of the total capital commitments of Trilantic’s next private equity fund when it is raised, up to $50.0 million.

Our Strategies for Growth

We intend to continue to grow and diversify our Investment Banking and Investment Management businesses, and to further enhance our profile and position, through the following strategies:

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Add Highly Qualified Investment Banking Professionals with Industry and Product Expertise.     We have taken advantage of the attractive hiring environment by recruiting six new advisory Senior Managing Directors in the last 12 months, thereby enhancing or adding sectors for Evercore, such as metals, mining and materials, transportation and real estate. We have also launched the Institutional Equities business and acquired our funds placement business adding 27 senior personnel. We intend to continue to recruit high-caliber advisory, funds placement and institutional equities professionals to add depth in industry sectors and products services in which we believe we already have strength and to extend our reach to sectors or new business lines we have identified as particularly attractive.

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Achieve Growth and Profitability in Existing Early Stage Investment Management Businesses and Opportunistically Pursue Inorganic Growth.     We focus on managing our early stage Investment Management businesses towards growth and profitability. We also continue to evaluate opportunities to expand through financially attractive acquisitions. In particular, we seek to ensure that the Investment Management businesses we acquire are capable of strong, repeatable investment performance and that our transactions are structured in a manner that aligns the interests of the management team with our own. We believe that the current market and competitive environment provides attractive opportunities to grow our Investment Management business. For example, we completed both our Atalanta Sosnoff and Trilantic transactions in the first half of 2010.

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Expand Into New Geographic Markets.     We are expanding into new geographic markets where we believe the business environment will be receptive to the strengths of our Investment Banking and Investment Management business models or where we believe our clients have or may develop a significant presence. Our entry into Mexico and Europe in 2006, as well as the formation of our advisory alliances in Japan, China and Brazil, represented important steps in this strategy. We are actively seeking to strengthen, expand and deepen these alliances and to enter into new arrangements in additional geographic markets. We may hire groups of talented professionals or pursue additional strategic acquisitions of or alliances with highly-regarded regional or local firms whose cultures and operating principles are similar to ours.

Evercore Partners Inc. was incorporated in Delaware on July 21, 2005. Our principal executive offices are located at 55 East 52nd Street, New York, New York 10055, and our telephone number is (212) 857-3100.

Organizational Structure

The diagram below depicts our organizational structure. Voting power and ownership information presented is as of the date of this prospectus supplement, after giving effect to this offering.

*	The voting power of the Evercore LP limited partners in Evercore Partners Inc. is less than their percentage ownership of the Evercore LP partnership units due to the fact that one holder of 500,000 Evercore LP partnership units does not also hold a share of Class B common stock.

Holding Company Structure

Evercore Partners Inc. is a holding company, and its sole material asset is a controlling equity interest in Evercore LP. As the sole general partner of Evercore LP, Evercore Partners Inc. operates and controls all of the business and affairs of Evercore LP and, through Evercore LP and its operating subsidiaries, conducts our business.

Evercore Partners Inc. consolidates the financial results of Evercore LP and its subsidiaries, and the ownership interest of the limited partners of Evercore LP is reflected as a noncontrolling interest in Evercore Partners Inc.’s consolidated financial statements.

Pursuant to the partnership agreement of Evercore LP, Evercore Partners Inc. has the right to determine when distributions will be made to the partners of Evercore LP and the amount of any such distributions. If Evercore Partners Inc. authorizes a distribution, such distribution will be made to the partners of Evercore LP (1) in the case of a tax distribution (as described below), to the holders of vested partnership units in proportion to the amount of taxable income of Evercore LP allocated to such holder and (2) in the case of other distributions, pro rata in accordance with the percentages of their respective vested partnership interests. Evercore Partners Inc. may, however, authorize a distribution to the partners of Evercore LP who hold vested and unvested units in accordance with the percentages of their respective vested and unvested partnership interests in the event of an extraordinary dividend, refinancing, restructuring or similar transaction.

The holders of partnership units in Evercore LP, including Evercore Partners Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Evercore LP. Net profits and net losses of Evercore LP will generally be allocated to its partners (including Evercore Partners Inc.) pro rata in accordance with the percentages of their respective partnership interests. The partnership agreement provides for cash distributions to the holders of vested partnership units of Evercore LP if Evercore Partners Inc. determines that the taxable income of Evercore LP will give rise to taxable income for its partners. In accordance with the partnership agreement, we intend to cause Evercore LP to make cash distributions to the holders of vested partnership units of Evercore LP for purposes of funding their tax obligations in respect of the income of Evercore LP that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Evercore LP allocable to such holder of vested partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

Evercore LP also intends to make distributions to Evercore Partners Inc. in order to fund any cash dividends Evercore Partners Inc. may declare on the Class A common stock. If Evercore Partners Inc. declares such dividends, our Senior Managing Directors will be entitled to receive equivalent distributions pro rata based on their partnership interests in Evercore LP, although these individuals will not be entitled to receive any such dividend-related distributions in respect of unvested partnership units.

Tax Receivable Agreement

As described in “Use of Proceeds”, we intend to use all of the proceeds, before expenses, that we receive from this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares, to purchase from certain holders, including members of our senior management, a number of outstanding Evercore LP partnership units that is equal to the number of newly-issued shares of Class A common stock that we sell in this offering. This purchase is expected to result in an increase in the tax basis of the tangible and intangible assets of Evercore LP. These increases in tax basis increase (for tax purposes) amortization and, therefore, reduce the amount of tax that we would otherwise be required to pay.

We have entered into a tax receivable agreement with the limited partners of Evercore LP that provides for the payment by us to the selling Evercore LP partnership unit holder of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis.

While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement relating to these purchases will vary depending upon a number of factors, including the extent to which such purchases are taxable, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Evercore LP attributable to our interest in Evercore LP, during the expected term of the tax receivable agreement, the payments that we may make under the tax receivable agreement relating to these purchases could be substantial.

Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect future payments under the tax receivable agreement relating to these purchases to aggregate $27.3 million (or $31.4 million if the underwriters exercise in full their option to purchase additional shares), which will approximate $1.8 million per year over the next 15 years (or $2.1 million per year if the underwriters exercise in full their option to purchase additional shares).

The effects of the tax receivable agreement on our consolidated statement of financial condition as a result of our purchase of outstanding Evercore LP partnership units with our proceeds from this offering are as follows:

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we will record an increase of $32.1 million in deferred tax assets (or $37.0 million if the underwriters exercise in full their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by Evercore LP, based on enacted federal and state tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance; and

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we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase of $27.3 million (or $31.4 million if the underwriters exercise in full their option to purchase additional shares) to amounts Due Pursuant to Tax Receivable Agreements and Payable to Employees and Related Parties and the remaining 15% of the estimated realizable tax benefit, or $4.8 million (or $5.6 million if the underwriters exercise in full their option to purchase additional shares), as an increase to Additional Paid-In-Capital.

Therefore, as of the date of the purchase of the Evercore LP partnership units in connection with this offering, on a cumulative basis the net effect of accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase in stockholders’ equity of 15% of the estimated realizable tax benefit. The amounts to be recorded for both the deferred tax asset and the liability for our obligations under the tax receivable agreement have been estimated. Any additional payments under the tax receivable agreement that will further increase the tax benefits and the estimated payments under the tax receivable agreement have not been included in this estimate. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

The Offering

Class A common stock offered by Evercore Partners Inc.	2,569,075 shares.

Class A common stock offered by the selling stockholders	71,985 shares.

Option to purchase additional shares	To the extent that the underwriters sell more than 2,641,060 shares of Class A common stock, the underwriters have the option to purchase up to an additional 385,362 shares from us and an additional 10,797 shares from the selling stockholders, in each case at the initial price to public less the underwriting discount.

Class A common stock outstanding as of the date of this prospectus supplement, after giving effect to this offering and assuming no exercise of the underwriters’ option to purchase additional shares from Evercore Partners Inc. and the selling stockholders

18,971,811 shares (or 33,688,574 shares if all vested and unvested Evercore LP partnership units, other than those held by Evercore Partners Inc., are exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Class A common stock outstanding as of the date of this prospectus supplement, after giving effect to this offering and assuming full exercise of the underwriters’ option to purchase additional shares from Evercore Partners Inc. and the selling stockholders

19,357,173 shares (or 33,688,574 shares if all vested and unvested Evercore LP partnership units, other than those held by Evercore Partners Inc., are exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions, will be approximately $67.1 million, or $77.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock. We estimate that the expenses of this offering payable by us will be approximately $0.4 million.

We intend to use all of the proceeds, before expenses, that we receive from this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares, to purchase from certain holders, including members of our senior management, a number of outstanding Evercore LP partnership units that is equal to the number of newly-issued shares of Class A common stock that we sell in this offering. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares by the selling stockholders.

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

The limited partners of Evercore LP generally each hold one or more shares of our Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes that is equal to the aggregate number of vested and unvested partnership units held by such holder. See “Description of Capital Stock—Common Stock—Class B common stock” in the accompanying prospectus.

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend policy	We paid quarterly cash dividends of $0.15 per share of Class A common stock for the quarters ended June 30, 2010, March 31, 2010 and December 31, 2009 and $0.12 per share of Class A common stock for the quarters ended September 30, 2009, June 30, 2009, March 31, 2009, December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008. On August 2, 2010, we declared a quarterly cash dividend of $0.15 per share, payable on September 10, 2010 to holders of record of Class A common stock as of August 27, 2010. There is no assurance that sufficient cash will be available to pay future dividends.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account: general economic and business conditions; our financial condition and operating results; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Evercore LP) to us; and such other factors as our board of directors may deem relevant.

Evercore Partners Inc. is a holding company and has no material assets other than its ownership of partnership units in Evercore LP. We intend to cause Evercore LP to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Evercore LP makes such distributions, the limited partners of Evercore LP will be entitled to receive equivalent distributions from Evercore LP on their vested partnership units. See “Dividend Policy.”

Risk factors	See “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our subsequently filed Quarterly Reports on Form 10-Q (which are incorporated by reference in the accompanying prospectus) for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Conflicts of Interest	Evercore Group L.L.C., an underwriter in this offering, is an affiliate of Evercore Partners Inc., and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of NASD Rule 2720. Pursuant to this rule, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering, as the offering is of equity securities that have a bona fide public market. Evercore Group L.L.C. is not permitted to sell shares offered in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. See “Underwriting.”

New York Stock Exchange symbol	EVR

Shares of Class A common stock outstanding and other information based thereon in this prospectus supplement do not reflect:

•	385,362 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares from us;

•

14,716,763 shares of Class A common stock issuable upon exchange of 14,716,763 Evercore LP partnership units (or, if the underwriters exercise in full their option to purchase additional shares from us, 14,331,401 shares of Class A common stock issuable upon exchange of 14,331,401 Evercore LP partnership units) that will be held by the limited partners of Evercore LP immediately following this offering;

•	5,454,545 shares of Class A common stock underlying a warrant issued to Mizuho Corporate Bank, Ltd.;

•	7,730,449 shares of Class A common stock underlying 2,117,060 vested and 5,613,389 unvested restricted stock units that have been awarded under our 2006 Stock Incentive Plan; and

•	9,574,295 additional shares of Class A common stock reserved for issuance under our 2006 Stock Incentive Plan.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflect our current views with respect to, among other things, our operations and financial performance. In some cases, you can identify these forward-looking statements by the use of words such as “outlook”, “believes”, “expects”, “potential”, “continues”, “may”, “should”, “seeks”, “approximately”, “predicts”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. All statements other than statements of historical fact are forward-looking statements, are based on various underlying assumptions and expectations and are subject to known and unknown risks and uncertainties and may include projections of our future financial performance based on our growth strategies and anticipated trends in Evercore’s business. We believe these factors include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our subsequently filed Quarterly Reports on Form 10-Q (which are incorporated by reference in the accompanying prospectus), as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can management assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions, will be approximately $67.1 million, or $77.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock. We estimate that the expenses of this offering payable by us will be approximately $0.4 million.

We intend to use all of the proceeds, before expenses, that we receive from this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares, to purchase from certain holders, including members of our senior management, a number of outstanding Evercore LP partnership units that is equal to the number of newly-issued shares of Class A common stock that we sell in this offering. Of this amount, we expect that approximately $7.2 million will be paid to Mr. Altman and his personal planning vehicles for 273,913 partnership units (or $8.2 million for 315,000 partnership units if the underwriters exercise in full their option to purchase additional shares), approximately $5.0 million will be paid to Mr. Mestre for 191,764 partnership units (or $5.8 million for 220,529 partnership units if the underwriters exercise in full their option to purchase additional shares) and approximately $6.9 million will be paid to certain trusts that are affiliated with Mr. Aspe and his personal planning vehicles for 265,871 partnership units (or $8.0 million for 305,752 partnership units if the underwriters exercise in full their option to purchase additional shares). Mr. Schlosstein and his personal planning vehicles are not selling any Evercore LP partnership units in connection with this offering. Mr. Walsh does not hold any Evercore LP partnership units and is not selling any shares of Class A common stock in this offering.

We will not receive any proceeds from the sale of shares by the selling stockholders.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is listed on the New York Stock Exchange and is traded under the symbol “EVR”. At the close of business on September 15, 2010, there were 20 holders of record of our Class A common stock. The last reported sale price of our Class A common stock on the New York Stock Exchange on September 15, 2010 was $27.75 per share.

The following table sets forth for the periods indicated the high and low reported sale prices per share for the Class A common stock, as reported on the New York Stock Exchange:

	High	Low
2008
First Quarter	$21.81	$15.76
Second Quarter	$19.34	$9.46
Third Quarter	$18.65	$7.46
Fourth Quarter	$18.17	$6.30
2009
First Quarter	$16.95	$9.56
Second Quarter	$20.88	$14.26
Third Quarter	$30.21	$17.63
Fourth Quarter	$35.62	$27.43
2010
First Quarter	$34.42	$27.34
Second Quarter	$38.23	$23.15
Third Quarter (through September 15, 2010)	$29.75	$21.02

There is no trading market for the Evercore Partners Inc. Class B common stock. As of September 15, 2010, there were 55 holders of record of our Class B common stock.

DIVIDEND POLICY

We paid quarterly cash dividends of $0.15 per share of Class A common stock for the quarters ended June 30, 2010, March 31, 2010 and December 31, 2009 and $0.12 per share of Class A common stock for the quarters ended September 30, 2009, June 30, 2009, March 31, 2009, December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008. On August 2, 2010, we declared a quarterly cash dividend of $0.15 per share, payable on September 10, 2010 to holders of record of Class A common stock as of August 27, 2010. There is no assurance that sufficient cash will be available to pay future dividends.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our available cash and current and anticipated cash needs;

•	capital requirements;

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Evercore LP) to us; and

•	such other factors as our board of directors may deem relevant.

Evercore Partners Inc. is a holding company and has no material assets other than its ownership of partnership units in Evercore LP. We intend to cause Evercore LP to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Evercore LP makes such distributions, the limited partners of Evercore LP will be entitled to receive equivalent distributions from Evercore LP on their vested partnership units.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following disclosure regarding certain material United States federal income and estate tax consequences to non-U.S. holders of Class A common stock supplements the summary of certain material federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock set forth under the heading “Certain Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders of Class A Common Stock” in the accompanying prospectus.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

SELLING STOCKHOLDERS

The following table sets forth, for each selling stockholder, the name, the number of shares of Class A common stock beneficially owned as of September 15, 2010, the number of shares of Class A common stock being offered pursuant to this prospectus supplement and the number of shares of Class A common stock that will be beneficially owned immediately after the offering contemplated by this prospectus supplement. Each selling stockholder beneficially owns before the offering and will beneficially own after the offering less than 1% of the Class A common stock.

Beneficial ownership is determined in accordance with the rules of the SEC.

			Shares Beneficially Owned
Name of Selling Stockholder	Shares Offered Assuming the Underwriters’ Option Is Not Exercised	Shares Offered Assuming the Underwriters’ Option is Exercised in Full	Prior to this Offering	After this Offering Assuming the Underwriters’ Option is Not Exercised	After this Offering Assuming the Underwriters’ Option is Exercised in Full
Fideicomiso 1338(1)	7,868	9,048	45,238	37,370	36,190
Edward Banks	8,696	10,000	20,650	11,954	10,650
Julian Oakley	43,478	50,000	385,053	341,575	335,053
Stephen Schaible	4,954	5,697	5,697	743	—
James R. Matthews	6,989	8,037	8,037	1,048	—

(1)	Fideicomiso 1338 is a trust for the benefit of certain employees of Protego of which Banco Inbursa is the trustee.

We intend to use all of the proceeds, before expenses, that we receive from this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares, to purchase from certain holders, including members of our senior management, a number of outstanding Evercore LP partnership units that is equal to the number of newly-issued shares of Class A common stock that we sell in this offering. See “Use of Proceeds.”

We expect that immediately following this offering, Mr. Altman and his personal planning vehicles will hold 1,957,357 partnership units (or 1,916,270 partnership units if the underwriters exercise in full their option to purchase additional shares), representing 5.8% (or 5.7% if the underwriters exercise in full their option to purchase additional shares) of the total number of partnership units (including partnership units held by Evercore Partners Inc.) to be outstanding after this offering, Mr. Mestre will hold 680,094 partnership units (or 651,329 partnership units if the underwriters exercise in full their option to purchase additional shares), representing 2.0% (or 1.9% if the underwriters exercise in full their option to purchase additional shares) of the total number of partnership units (including partnership units held by Evercore Partners Inc.) to be outstanding after this offering and Mr. Aspe and a trust over which Mr. Aspe has voting power that is for the economic benefit of certain directors and employees of Protego and another trust over which Mr. Aspe does not have voting or investment power, that is for the benefit of Mr. Aspe, members of his family, and certain charitable organizations will hold 957,138 partnership units (or 917,257 partnership units if the underwriters exercise in full their option to purchase additional shares), representing 2.8% (or 2.7% if the underwriters exercise in full their option to purchase additional shares) of the total number of partnership units (including partnership units held by Evercore Partners Inc.) to be outstanding after this offering. Mr. Schlosstein and his personal planning vehicles own 1,391,466 partnership units and they are not selling any Evercore LP partnership units in connection with this offering. Such partnership units represent 4.1% of the total number of partnership units (including partnership units held by Evercore Partners Inc.) to be outstanding after this offering. Mr. Walsh does not hold any Evercore LP partnership units and is not selling any shares of Class A common stock in this offering.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Evercore Group L.L.C. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,320,530
Evercore Group L.L.C.	792,318
Barclays Capital Inc.	132,053
Keefe, Bruyette & Woods, Inc.	132,053
William Blair & Company L.L.C.	132,053
Sandler O’Neill & Partners, L.P.	132,053

Total	2,641,060

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 396,159 shares from us and the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 396,159 additional shares. In compliance with FINRA guidelines, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

Paid by Evercore

	No Exercise	Full Exercise
Per share	$1.375	$1.375
Total	$3,532,478.12	$4,062,350.87

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per share	$1.375	$1.375
Total	$98,979.37	$113,825.25

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.825 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, all of our directors and officers, all selling stockholders and all holders of Evercore LP partnership units participating in this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering.

The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that the expenses of the offering that are payable by us, excluding underwriting discounts and commissions, will be approximately $370,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Conflicts of Interest

Evercore Group L.L.C., an underwriter in this offering, is an affiliate of Evercore Partners Inc., and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of NASD Rule 2720. Pursuant to this rule, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering, as the offering is of equity securities that have a bona fide public market. Evercore Group L.L.C. is not permitted to sell shares offered in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Richard I. Beattie, a partner of Simpson Thacher & Bartlett LLP, is a director of Evercore Partners Inc. An investment vehicle composed of certain partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of investment funds managed by Evercore. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York. Wilmer Cutler Pickering Hale and Dorr LLP has, from time to time, represented us, and may continue to represent us, for which it has received, and will receive, customary fees and reimbursement of expenses.

22,000,000 Shares

EVERCORE PARTNERS INC.

Class A Common Stock

Evercore Partners Inc. may offer from time to time up to 11,000,000 shares of Class A common stock. The selling stockholders may offer from time to time up to 11,000,000 shares of Class A common stock.

This prospectus describes the general manner in which the shares of Class A common stock may be offered and sold by Evercore Partners Inc. and the selling stockholders. If necessary, the specific manner in which shares of Class A common stock may be offered and sold will be described in a supplement to this prospectus.

The shares of Class A common stock are listed on the New York Stock Exchange under the symbol “EVR”. On May 6, 2009, the last reported sale price of the shares of Class A common stock on the New York Stock Exchange was $19.00 per share.

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Incorporation by Reference” and “Where You Can Find More Information” in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 2, 2009

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front cover of those documents. You should read all information supplementing this prospectus.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 11,000,000 shares of Class A common stock. In addition, certain selling stockholders may offer from time to time up to an aggregate of 11,000,000 shares of Class A common stock.

i

EVERCORE PARTNERS

Evercore is one of the leading investment banking boutiques in the world based on the dollar volume of announced worldwide merger and acquisition transactions on which we have advised since 2003. When we use the term “investment banking boutique,” we mean an investment banking firm that directly or through its affiliates does not underwrite public offerings of securities or engage in commercial banking activities. We provide advisory services to prominent multinational corporations on significant mergers, acquisitions, divestitures, restructurings and other strategic corporate transactions. Evercore also includes an Investment Management business through which we manage private equity funds and institutional assets for sophisticated institutional investors and provide wealth management services for high net-worth individuals. We serve a diverse set of clients around the world from our offices in New York, Boston, San Francisco, London, Mexico City and Monterrey.

Evercore Partners Inc. was incorporated in Delaware on July 21, 2005. Our principal executive offices are located at 55 East 52nd Street, New York, NY 10055, and our telephone number is (212) 857-3100.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which reflect our current views with respect to, among other things, our operations and financial performance. In some cases, you can identify these forward-looking statements by the use of words such as “outlook”, “believes”, “expects”, “potential”, “continues”, “may”, “should”, “seeks”, “approximately”, “predicts”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. All statements other than statements of historical fact are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in Evercore’s business. We believe these factors include, but are not limited to, those described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus or in any prospectus supplement hereto. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can management assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from Evercore Partners Inc.’s sale of shares of Class A common stock pursuant to this prospectus from time to time to purchase shares of Class A common stock and/or Evercore LP partnership units. Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

We will not receive any proceeds from the sale of any shares of Class A common stock offered by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, the forms or copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. See “Where You Can Find More Information.”

Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $.01 per share, 1,000,000 shares of Class B common stock, par value $.01 per share and 100,000,000 shares of preferred stock. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A common stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Subject to the transfer restrictions set forth in the Evercore LP partnership agreement, holders of fully vested partnership units in Evercore LP (other than Evercore Partners Inc.) may exchange these partnership units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Class B common stock

Each holder of Class B common Stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each partnership unit in Evercore LP held by such holder. Accordingly, the limited partners of Evercore LP collectively have a number of votes in Evercore Partners Inc. that is equal to the aggregate number of vested and unvested partnership units that they hold.

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Evercore Partners Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your Class A common stock over the market price of the Class A common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the Class A common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock (assuming, in this latter case, the exchange of outstanding Evercore LP partnership units not held by Evercore Partners Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and authorized by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is The Bank of New York.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “EVR”.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a summary of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation”, “passive foreign investment company”, a partnership or other pass-through entity for United States Federal Income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an income tax treaty or claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form), for treaty benefits, or W-8ECI (or other applicable form), for effectively connected income, respectively, or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

Any gain realized on the disposition of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale at regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

SELLING STOCKHOLDERS

The selling stockholders are current and former employees of Evercore, including members of our senior management, and their personal planning vehicles.

The shares of Class A common stock to be sold by the selling stockholders hereunder (1) have previously been acquired by such selling stockholders under our equity compensation plans and/or (2) have previously been or will be acquired by such selling stockholders upon exchange of Evercore LP partnership units that have previously been received by them as part of the reorganization we effected in 2006 prior to the initial public offering of the Class A common stock and/or (3) have previously been acquired by such selling stockholders as part of the consideration for our acquisition of Braveheart Financial Services Limited (subsequently renamed Evercore Partners Limited). If required, these selling stockholders will be named in a post-effective amendment to the registration statement of which this prospectus forms a part, in a supplement to this prospectus or in a periodic or current report that we file with the SEC that is incorporated or deemed incorporated by reference in this prospectus. See “Incorporation by Reference” and “Where You Can Find More Information.”

PLAN OF DISTRIBUTION

Evercore Partners Inc. and the selling stockholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the shares of Class A common stock covered by this prospectus. Registration of the shares of Class A common stock covered by this prospectus does not mean, however, that those shares of Class A common stock necessarily will be offered or sold.

The shares of Class A common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the New York Stock Exchange (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker/dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•

in a block trade in which a broker/dealer will attempt to sell a block of shares of Class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the shares of Class A common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us or the selling stockholders may arrange for other brokers or dealers to participate. Broker/dealer transactions may include:

•	purchases of the shares of Class A common stock by a broker/dealer as principal and resales of the shares of Class A common stock by the broker/dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker/dealer solicits purchasers on a best efforts basis.

Neither we nor the selling stockholders have entered into any agreements, understandings or arrangements with any underwriters or broker/dealers regarding the sale of the shares of Class A common stock covered by this prospectus. At any time a particular offer of the shares of Class A common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will set forth the aggregate amount of shares of Class A common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of Class A common stock covered by this prospectus.

We or the selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that we or the selling stockholders must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

In connection with the sale of the shares of Class A common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of Class A common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker/dealers or agents participating in the distribution of the shares of Class A common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We estimate that the total expenses in connection with the offer and sale of shares of Class A common stock pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $377,121.35, including fees of our counsel and accountants, fees payable to the SEC and listing fees.

Evercore Partners Inc. and the selling stockholders may agree to indemnify underwriters, broker/dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker/dealers or agents may be required to make.

Certain of the underwriters, broker/dealers or agents who may become involved in the sale of the shares of Class A common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the shares of Class A common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle composed of certain partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of investment funds managed by Evercore.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from Evercore Partners Inc. and subsidiaries’ (the “Company”) Current Report on Form 8-K dated May 7, 2009 and the effectiveness of Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph regarding the Company’s retrospective adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, effective January 1, 2009, the formation of the Company, and the Company becoming subject to U.S. corporate federal income taxes that it accounts for in accordance with SFAS No. 109, “Accounting for Income Taxes”, and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the shares of Class A common stock by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

(1)	Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009 (File No. 001–32975);

(2)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed May 6, 2009 (File No. 001–32975);

(3)	Current Report on Form 8-K, dated February 6, 2009, filed on February 6, 2009 (File No. 001–32975);

(4)	Current Report on Form 8-K, dated March 27, 2009, filed on March 27, 2009 (File No. 001–32975);

(5)	Current Report on Form 8-K, dated May 7, 2009, filed on May 7, 2009 (File No. 001–32975);

(6)	Current Report on Form 8-K, dated May 21, 2009, filed on May 22, 2009 (excluding Item 7.01 thereof) (File No. 001–32975);

(7)	The description of shares of Class A common stock contained in the Registration Statement on Form 8-A, dated August 7, 2006 (File No. 001–32975), of Evercore Partners Inc., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

(8)	All documents filed by Evercore Partners Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Evercore Partners Inc., at 55 East 52nd Street, New York, New York 10055. You also may contact us at (212) 857-3100 or visit our website at http://www.evercore.com for copies of those documents. Our website and the information contained on our website are not a part of this prospectus, and you should not rely on any such information in making your decision whether to purchase the shares offered hereby.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC relating to the shares of Class A common stock covered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the information requirements of the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Our filings with the SEC are also available to the public through the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We make available free of charge on the Investor Relations section of our website (http://ir.evercore.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

2,641,060 Shares

Evercore Partners Inc.

Class A Common Stock

Goldman, Sachs & Co.

Evercore Partners

Joint Book-Running Managers

Barclays Capital

Keefe, Bruyette & Woods

Sandler O’Neill + Partners, L.P.

William Blair & Company